UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-51149
EMAGEON INC.

(Exact name of registrant as specified in its charter)
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242
(205) 980-9222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Pursuant to the requirements of the Securities Exchange Act of 1934, Emageon Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EMAGEON INC.
Date: April 13, 2009	By:	/s/ Kevin Burns
		Name:	Kevin Burns
		Title:	Chief Financial Officer